FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: November 7, 2007

(Translation)

November 7, 2007

Company Name: NEC Corporation

Representative: Kaoru Yano, President

(Code number: 6701

        1st section of Tokyo Stock Exchange)

Contact: Diane Foley

        Corporate Communications Division

        +81-3-3798-6511

Revision of Financial Results Forecasts for First Half of

Fiscal Year Ending March 31, 2008

Tokyo, November 7, 2007—NEC Corporation today revised its financial results forecasts for the first half of the fiscal year ending March 31, 2008. There is no change to the full-year forecasts.

1. Revision of consolidated financial results forecasts for the first half of the fiscal year ending March 31, 2008 (April – September 2007)

                                                 (In billions of yen)

	Sales	Operating income	Ordinary income (loss)	Net income (loss)
Forecast as of July 31, 2007 (A)	2,150.0	15.0	(10.0)	(22.0)
Forecast as of November 7, 2007 (B)	2,140.0	27.0	9.0	(5.0)
Difference (B – A)	-10.00	+12.0	+19.0	+17.0
Change (%)	-0.5	+80.0	—	—

First half of previous fiscal year	2,221.6	7.5	(11.8)	(9.9)

2. Revision of non-consolidated financial results forecasts for the first half of the fiscal year ending March 31, 2008 (April – September 2007)

                                                           (In billions of yen)

	Sales	Operating income (loss)	Ordinary income (loss)	Net income (loss)
Forecast as of July 31, 2007 (A)	1,040.0	(13.0)	(13.0)	(5.0)
Forecast as of November 7, 2007 (B)	1,028.0	(6.0)	(2.0)	(7.0)
Difference (B – A)	-12.0	+7.0	+11.0	-2.0
Change (%)	-1.2	—	—	—

First half of previous fiscal year	1,019.8	(17.0)	(13.5)	(8.1)

3. Background to the revisions

(1)	Consolidated results

Despite the forecast increase in sales in the areas of Network Systems and Social Infrastructure in the IT/Network Solutions business, NEC forecasts consolidated sales of 2,140.0 billion yen, 10.0 billion yen less than the previous forecast. This is mainly due to a decrease in sales in the areas of IT Platforms in the IT/Network Solutions business and Mobile Terminals in the Mobile/Personal Solutions business.

NEC expects operating income of 27.0 billion yen, a 12.0 billion yen increase on the previous forecast. In addition to an expected improvement in financial results in the Mobile/Personal Solutions business and in the area of Semiconductors in the Electron Devices business, this can be attributed to a reduction in headquarter staff expenses. Ordinary income and net income are also expected to improve on the previous forecast due to improvements in both operating and nonoperating income.

(2)	Non-consolidated results

NEC anticipates sales of 1,028.0 billion yen, 12.0 billion yen less than the previous forecast. The reason for the change is the same as that outlined above for consolidated sales.

NEC forecasts an operating loss of 6.0 billion yen, an improvement of 7.0 billion yen over the previous forecast. This is mainly due to improved results in the Mobile/Personal Solutions business and enhanced cost efficiencies in the headquarters of NEC.

NEC expects ordinary loss of 2.0 billion yen, an improvement of 11.0 billion yen over the previous forecast, due to improvements in both operating and nonoperating income.

Despite an improvement in ordinary loss, NEC anticipates a net loss of 7.0 billion yen, a worsening of 2.0 billion yen on the previous forecast. This is mainly due to the recording of loss on devaluation of securities of affiliated companies.

4. Forecast for the full fiscal year ending March 31, 2008

There is no change to the financial forecast for the full fiscal year ending March 31, 2008 (April 1, 2007—March 31, 2008) due to uncertainty over global market environments and future currency movements.

5. Dividend for the fiscal year ending March 31, 2008

As previously disclosed, NEC expects to pay an interim dividend of 4 yen per share of common stock for the year ending March 31, 2008, and an annual dividend of 8 yen per share of common stock, including the interim dividend.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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